Exhibit 99.1

Serving Global Clients from China

HiSoft Technology International Limited Intends to File Registration Statement

BEIJING, November 22 — HiSoft Technology International Limited (NASDAQ: HSFT), (“HiSoft” or the “Company”), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced it intends to file a registration statement with the Securities and Exchange Commission on or about November 22, 2010 relating to a proposed offering of approximately 5,000,000 American depositary shares (“ADSs”), of which approximately 500,000 ADSs are proposed to be offered by the Company and an aggregate of approximately 4,500,000 additional ADSs are proposed to be offered by certain pre-IPO financial investors of the Company and certain other shareholders. Each ADS represents 19 common shares of the Company. In connection with this proposed offering, it is expected that the underwriters will be granted an option to purchase up to an aggregate of 750,000 additional ADSs from the selling shareholders. The amount and timing of the proposed offering is subject to market and other conditions.

HiSoft expects to use the net proceeds from the proposed offering for general corporate purposes and for potential acquisitions of, or investments in, other businesses or technologies that the Company believes will complement its current operations and expansion strategies. HiSoft will not receive any proceeds from the sales of the ADSs by the selling shareholders.

A registration statement relating to these securities has not been filed with the Securities and Exchange Commission and, if filed, will not immediately become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This press release may contain statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.